Exhibit 99.1

ICON Reports First Quarter 2023 Results

Highlights

  Net business wins in the quarter of $2,415 million; a net book to bill of 1.22.
  Closing backlog of $21.2 billion, an increase of 2.4% on quarter four 2022 or an increase of 8.4% on quarter one 2022.
  First quarter revenue of $1,978.6 million representing an increase of 4.0% on prior year revenue and 5.3% on a constant currency organic basis.
  Quarter one adjusted EBITDA of $399.1 million or 20.2% of revenue, an increase of 17.2% on quarter one 2022.
  GAAP net income attributable to the Group for quarter one of $116.7 million or $1.41 per diluted share.
  Quarter one adjusted net income attributable to the Group was $239.8 million or $2.90 per diluted share, an increase of 5.1% on quarter one 2022 adjusted earnings per share.
  $250 million repayment made on Term Loan B debt. Net debt balance of $4.2 billion with Net debt to adjusted EBITDA ratio of 2.8x.
  Full year 2023 revenue guidance reaffirmed in the range of $7,940 - $8,340 million, representing a year-on-year increase of 2.6% to 7.7%, and full year 2023 adjusted earnings per share1 guidance in the range of $12.40 - $13.05, representing a year-on-year increase of 5.5% to 11.1%. Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange restructuring and transaction-related / integration-related adjustments.

DUBLIN--(BUSINESS WIRE)--April 26, 2023--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the first quarter ended March 31, 2023.

CEO, Dr. Steve Cutler commented, “ICON’s first quarter results reflect continued demand for our broad portfolio of services despite the challenging macroeconomic environment. Our unique position in providing scaled full-service, functional and hybrid solutions is resonating well across customer segments, resulting in 8.4% backlog growth on quarter one 2022. Financial performance was solid with year-over-year revenue growth of 5.3% on a constant currency organic basis, along with another strong quarter of adjusted EBITDA growth, increasing 17.2% over quarter one 2022. Adjusted earnings per share increased 5.1% on a year-over-year basis, despite the anticipated substantial increase in interest expense. We are reaffirming our financial outlook for the full year 2023, with revenue guidance of $7,940 - $8,340 million and adjusted earnings per share of $12.40 – $13.05.”

First Quarter 2023 Results

Gross business wins in the quarter were $2,858 million and cancellations were $443 million. This resulted in net business wins of $2,415 million and a book to bill of 1.22.

Revenue for the first quarter was $1,978.6 million. This represents an increase of 4.0% on prior year revenue or 5.3% on a constant currency organic basis.

GAAP net income attributable to the Group was $116.7 million resulting in $1.41 diluted earnings per share in quarter one 2023 compared to $1.36 diluted earnings per share in quarter one 2022. Adjusted net income attributable to the Group for the quarter was $239.8 million resulting in an adjusted diluted earnings per share of $2.90 compared to $2.76 per share for the first quarter 2022.

Adjusted EBITDA for the first quarter was $399.1 million or 20.2% of revenue, a year-on-year increase of 17.2%.

Cash generated from operating activities for the quarter was $175.5 million. During the quarter $26.7 million was spent on capital expenditure. At March 31, 2023, the Group had cash and cash equivalents of $279.9 million, compared to cash and cash equivalents of $288.8 million at December 31, 2022 and $559.1 million at March 31, 2022. $80 million of the revolving credit facility was drawn down at March 31, 2023. Additionally, $250 million of Term Loan B payments were made during the quarter resulting in a net indebtedness of $4.2 billion at March 31, 2023.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on April 27, 2023 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

(1) Our full-year 2023 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,150 employees in 109 locations in 53 countries as at March 31, 2023. For further information about ICON, visit: www.iconplc.com.

ICON/ICLR-F

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

(UNAUDITED)

	Three Months Ended
	March 31, 2023	March 31, 2022
	(in thousands except share and per share data)

Revenue	$ 1,978,578	$ 1,901,764

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,395,546	1,378,467
Selling, general and administrative expense	200,006	195,261
Depreciation and amortization	145,126	141,405
Transaction and integration-related expenses	11,382	12,085
Restructuring	9,729	4,207

Total costs and expenses	1,761,789	1,731,425

Income from operations	216,789	170,339
Interest income	1,072	127
Interest expense	(86,551)	(44,425)

Income before provision for income taxes	131,310	126,041
Provision for income taxes	(14,273)	(13,286)

Income before share of earnings from equity method investments	117,037	112,755
Share of equity method investments	(383)	(785)

Net income attributable to the Group	$ 116,654	$ 111,970

Net income per Ordinary Share attributable to the Group:

Basic	$ 1.43	$ 1.37
Diluted	$ 1.41	$ 1.36

Weighted average number of Ordinary Shares outstanding:

Basic	81,784,389	81,463,303
Diluted	82,605,659	82,613,098

ICON plc

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2023 AND DECEMBER 31, 2022

	(Unaudited)	(Audited)
	March 31, 2023	December 31, 2022
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$ 279,880	$ 288,768
Available for sale investments	1,653	1,713
Accounts receivable, net of allowance for credit losses	1,802,726	1,731,388
Unbilled revenue	974,260	957,655
Other receivables	143,727	63,658
Prepayments and other current assets	170,167	137,094
Income taxes receivable	56,820	48,790
Total current assets	3,429,233	3,229,066

Non-current Assets:
Property, plant and equipment, net	348,106	350,320
Goodwill	8,979,134	8,971,670
Intangible assets	4,164,410	4,278,659
Operating right-of-use assets	150,495	153,832
Other receivables	71,612	70,790
Income taxes receivable	22,076	21,380
Deferred tax asset	89,406	76,930
Investments in equity- long term	32,052	32,631
Total Assets	$ 17,286,524	$ 17,185,278
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 85,126	$ 81,194
Unearned revenue	1,580,235	1,507,449
Other liabilities	1,029,893	1,005,025
Income taxes payable	68,676	41,783
Current bank credit lines and loan facilities	135,150	55,150
Total current liabilities	2,899,080	2,690,601
Non-current Liabilities:
Non-current bank credit lines and loan facilities	4,353,534	4,599,037
Lease liabilities	133,048	131,644
Non-current other liabilities	46,177	38,260
Non-current income taxes payable	243,813	239,188
Deferred tax liability	957,019	988,585
Total Liabilities	8,632,671	8,687,315

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
81,928,422 shares issued and outstanding at March 31, 2023 and 81,723,555 shares issued and outstanding at December 31, 2022.	6,662	6,649
Additional paid‑in capital	6,867,887	6,840,306
Other undenominated capital	1,162	1,162
Accumulated other comprehensive income	(159,896)	(171,538)
Retained earnings	1,938,038	1,821,384
Total Shareholders' Equity	8,653,853	8,497,963
Total Liabilities and Equity	$ 17,286,524	$ 17,185,278

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

(UNAUDITED)

	Three Months Ended
	March 31, 2023	March 31, 2022
	(in thousands)
Cash flows from operating activities:
Net income	$ 116,654	$ 111,970
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	145,126	141,405
Impairment of long lived assets	6,933	3,574
Reduction in carrying value of operating right-of-use assets	11,304	13,077
Loss on equity method investments	383	785
Charge on cash flow hedge	2,253	—
Amortization of financing costs and debt discount	4,497	5,781
Stock compensation expense	14,759	18,903
Deferred taxes	(43,823)	(34,702)
Foreign exchange movements	(1,319)	(7,323)
Other non-cash items	17,534	(2,895)
Changes in assets and liabilities:
Accounts receivable	(93,259)	(35,461)
Unbilled revenue	(18,346)	(55,427)
Unearned revenue	80,990	(16,812)
Other net assets	(68,186)	84,041
Net cash provided by operating activities	175,500	226,916
Cash flows from investing activities:
Purchase of property, plant and equipment	(26,744)	(19,632)
Sale of available for sale investments	482	—
Purchase of available for sale investments	(422)	—
Sale of investments in equity - long term	—	96
Purchase of investments in equity - long term	(1,358)
Net cash used in investing activities	(28,042)	(19,536)
Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	180,000	—
Repayment of bank credit lines and loan facilities	(350,000)	(300,000)
Proceeds from exercise of equity compensation	12,940	7,491
Share issue costs	(4)	(3)
Repurchase of ordinary shares	—	(99,983)
Share repurchase costs	—	(17)
Net cash used in financing activities	(157,064)	(392,512)
Effect of exchange rate movements on cash	718	(7,983)
Net (decrease)/ increase in cash and cash equivalents	(8,888)	(193,115)
Cash and cash equivalents at beginning of period	288,768	752,213
Cash and cash equivalents at end of period	$ 279,880	$ 559,098

ICON plc

RECONCILIATION OF NON-GAAP MEASURES

FOR THE THREE MONTHS ENDED MARCH 31, 2023 AND MARCH 31, 2022

(UNAUDITED)

	Three Months Ended
	March 31, 2023	March 31, 2022
	(in thousands except share and per share data)

Adjusted EBITDA
Net income attributable to the Group	$ 116,654	$ 111,970
Share of equity method investments	383	785
Provision for income taxes	14,273	13,286
Net interest expense	85,479	44,298
Depreciation and amortization	145,126	141,405
Stock-based compensation expense (a)	14,759	19,220
Foreign currency losses (gains), net (b)	1,338	(6,646)
Restructuring (c)	9,729	4,207
Transaction-related / integration-related costs (d)	11,382	12,085
Adjusted EBITDA	$ 399,123	$ 340,610

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	$ 116,654	$ 111,970
Provision for income taxes	14,273	13,286
Amortization	114,678	114,802
Stock-based compensation expense (a)	14,759	19,220
Foreign currency losses (gains), net (b)	1,338	(6,646)
Restructuring (c)	9,729	4,207
Transaction-related / integration-related costs (d)	11,382	12,085
Transaction-related financing costs (e)	4,498	5,781
Adjusted tax expense (f)	(47,469)	(46,744)
Adjusted net income attributable to the Group	$ 239,842	$ 227,961

Diluted weighted average number of Ordinary Shares outstanding	82,605,659	82,613,098

Adjusted diluted net income per Ordinary Share attributable to the Group	$ 2.90	$ 2.76

(a) Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).

(b) Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(c) Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organization.

(d) Transaction-related / integration-related costs include expenses/credits associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.

(e) Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(f) Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

http://www.iconplc.com

Contacts

Investor Relations
+1 888 381 7923

Brendan Brennan
Chief Financial Officer
+353 1 291 2000

Kate Haven
Vice President Investor Relations
+1 888 381 7923

All at ICON